Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

January 7, 2009

Final Transcript

BARCLAYS GLOBAL INVESTORS: iPath Conference Call
December 10, 2008/8:30 a.m. PST

SPEAKERS

Greg King

Mark Merson

PRESENTATION

G. King	Good morning, everyone. My name is Greg King, and I head up the iPath desk at Barclays Capital. Thanks for dialing in. Today’s topic is about the state of Barclays and how it affects iPath ETN holders.

Today we have Mark Merson with us. He is actually our Head of Investor Relations for the entire Barclays Group based in London. We’re very fortunate to have him.

Just a bit of background on Mark; previous to his role in Investor Relations, he was actually a group financial controller for the Barclays Group. He has an intimate knowledge of Barclays’ financial condition. Previous to that, he was a partner in the financial services consulting practice of Deloitte & Touche. Then finally, previous to that, he was a partner with Andersen Consulting.

BARCLAYS GLOBAL INVESTORS

Host: Kerry O’Keefe

December 10, 2008/8:30 a.m. PST

Mark is going to talk about three different areas; then afterwards, you’ll all have an opportunity to ask questions. We’ve asked him to speak just generally on Barclays’ financial condition and capital ratios. He’s going to talk a little bit about the capital raises that we’ve done recently, which you might have seen in the press, and how ETN noteholders will be affected by that. Finally, he’s going to touch on the acquisition of certain Lehman Brothers businesses that we’ve had take place here in the United States. So, with that, let me introduce Mark Merson.

M. Merson	Thank you very much, Greg, and good morning, everybody. As you’ve just heard from Greg, he’s asked me to touch on today the following three things: Barclays’ current financial condition, including capital ratios; the recent capital raisings that we’ve concluded and the impact on the capital structure of Barclays’, and I’ll particularly touch on that relative to the iPath noteholders’ interest; and, thirdly, Barclays’ acquisition of certain Lehman Brothers’ businesses.

Firstly on Barclays’ financial condition and capital ratios, we issued our interim management statement on the 31st of October, 2008. That statement broadly covers the results through the nine months ended the

BARCLAYS GLOBAL INVESTORS

Host: Kerry O’Keefe

December 10, 2008/8:30 a.m. PST

30th of September, 2008. My remarks today are based on the statement we made on that date.

We reported in that statement that at group level profit before tax was slightly ahead of last year, and income growth was well ahead. Costs grew broadly in line with income growth, and our impairment charges grew at a broadly similar rate to the rate of the first half of the year. To give you a little bit more detail on that, Barclays’ businesses are organized into global retail and commercial banking, and investment banking and investment management.

Our global retail and commercial banking businesses comprise U.K. retail banking and Barclays Commercial Bank in the U.K.; our retail and commercial banking businesses in Western Europe and in emerging markets; a majority share in Absa, which is the largest retail bank in South Africa; and, finally, Barclaycard, which is the largest credit card issuer outside of North America. Overall, global retail and commercial banking profits for the nine months to the end of September were ahead of the same period in 2007, with good profit growth in U.K. retail banking, very strong profit growth at Barclaycard and a rapid expansion of our

BARCLAYS GLOBAL INVESTORS

Host: Kerry O’Keefe

December 10, 2008/8:30 a.m. PST

international operations. This continued the trends that we saw in the first half of the year and on which we reported in our interim results.

Our investment banking and investment management businesses comprise Barclays Capital, our investment banking business, Barclays Global Investors, the Institutional Asset Manager and Barclays Wealth. In investment banking and investment management, we reported in our interim management statement that Barclays Capital profits were ahead of last year, with results in the third quarter impacted by a number of specific items, including our preliminary estimates of the net benefits arising from the Lehman Brothers acquisition, as well as credit market write-downs of £1.2 billion, which were partially offset by £1.1 billion in gains on notes issues by Barclays Capital.

Excluding these specific items, Barclays Capital net income, by which I mean income less impairment charges, for the nine months to end of September, was well ahead of last year. We also indicated that, in October, capital markets volumes were lower than they had been in September and that there was a reversal of about £1 billion in gains from the fair valuation of notes issued by Barclays Capital as credit spreads narrowed.

BARCLAYS GLOBAL INVESTORS

Host: Kerry O’Keefe

December 10, 2008/8:30 a.m. PST

Elsewhere in investment banking and investment management, Barclays Global Investors assets under management at September 30th declined relative to June 30th, as asset inflows, particularly in our exchange traded funds businesses, were more than offset by lower equity market values. In Barclays Wealth, profit before tax was broadly in line with last year. Performance in the group as a whole clearly reflects the income and cost trends I just covered briefly, and also the conservative stance of our major U.K. asset portfolios.

To touch on that in more detail, our biggest single asset portfolio is the approximately £80 billion U.K. mortgage book. The risk profile of this book is conservative with an average loan to value on a current valuation basis as of the end of September of 37%. Only about 6% of the book was above an 85% loan to value based on then current market valuations, and three month to rears in the book as a whole at the end of September remained low at just under 100 basis points.

Similarly, our £70 billion U.K. corporate loan book reflected a long-held cautious stance relative to commercial property lending. Property and construction represented about 13% of our lending advances in Barclays

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Host: Kerry O’Keefe

December 10, 2008/8:30 a.m. PST

Commercial Bank, which is a low percentage by the standards of the U.K. industry.

When we look at the group as a whole against an enormously challenging backdrop, we have stayed close to our clients, managed our risks carefully and taken advantage of opportunities to progress our strategy. To give some examples of that, as well as the Lehman Brothers opportunity, we have this year acquired the U.K. credit card portfolio of Discover, acquired a bank in Russia and the platform for banking in Indonesia, as well as taking over 30% share of the net flow in U.K. mortgages, and also significantly increasing deposits across the group. They were up £24 billion in the first half of the year alone.

Turning now to our recent capital raisings, we reported at the 30th of June capital levels significantly increased by a £4.5 billion equity increase that closed in July, underpinned by sovereign wealth investors. In September, at the time of our acquisition of Lehman Brothers’ North American investment banking and capital market businesses, we placed a further £700 million with institutional investors in the U.K.

BARCLAYS GLOBAL INVESTORS

Host: Kerry O’Keefe

December 10, 2008/8:30 a.m. PST

In October, the U.K. Financial Services Authority significantly increased the capital requirements for all U.K. banks. Consequent of that increase requirement, a number of U.K. banks were in part nationalized. This was not the case for Barclays. We chose to raise capital from private sources, and announced on 31 October a total capital raising of just over £7 billion, comprising Tier I notes of £3 billion and convertible notes of about £4 billion.

These capital raisings give Barclays a pro forma Tier I ratio of about 11.1% and a pro forma equity ratio of 7.7%. Both of these ratios are significantly higher than Barclays’ historical levels. The £3 billion Tier I notes rank in Barclays capital structure at a similar level to preference shares. They are, therefore, subordinated to the iPath ETNs.

The £4 billion convertible notes rank pari passu with the iPath notes prior to conversion. On conversion of the notes to ordinary equity, which is mandatory by June 30, 2009, those notes become common. The capital raisings were approved by shareholders on the 24th of November and completed on the 27th of November.

Finally then turning to Lehman Brothers, we acquired the business and infrastructure of Lehman’s North American broker-dealer business in

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Host: Kerry O’Keefe

December 10, 2008/8:30 a.m. PST

September, making job offers to over 10,000 new employees to Barclays. We did not acquire any of the trading legal entities or obligations of the predecessor Lehman businesses and, therefore, did not acquire the obligations of Lehman’s issued notes.

The integration of the business has progressed well. In the first four weeks, we worked through the selection of the best teams to put on the field in each of the expanded business areas, including fixed income rates and credit, cash equities, M&A advisory and commodities, in all of which we expect to occupy a top tier position in the U.S. We are excited about the opportunities presented and have worked determinedly through the new business setups and are fully open for business in all of the business areas in Barclays Capital’s name.

So, following that brief introduction, I will pass it back to you and to Greg for your questions. Thank you.

G. King	Thanks, Mark. Before we take questions from the audience, I would just like to perhaps ask one myself, and it’s to do with Barclays’ short-term liquidity position, Mark. The feature that makes iPath ETNs really work from a liquidity perspective is the redemption right that the noteholders

BARCLAYS GLOBAL INVESTORS

Host: Kerry O’Keefe

December 10, 2008/8:30 a.m. PST

have. This allows any noteholder with a certain minimum quantity to put the notes back to Barclays and receive the cash value within the settlement period. Although the instruments are 30 years in tenor, there is really a rolling daily redemption right that really has a strong impact on how the notes trade and the liquidity that they offer. Can you comment on Barclays’ short-term liquidity position?

M. Merson	Sure, and thanks for the question. It’s an important question and an important feature of Barclays. Actually we have a very large deposit base. We have some £400 billion of deposits, retail and commercial banking deposits, placed with Barclays. Many of those deposits similarly have a long-term behavioral capability, but equally an ability to be withdrawn contractually should the deposit holders wish to do so. Of course, the whole point of banking is that the money is there should people want it, but it is held in a safe place pending them making that requirement clear.

Barclays’ daily liquidity is very substantial. We have significant sums flowing through the bank. It’s right to say that, over the course of the last 18 months or so, as in the course of other periods of crisis that we’ve seen in financial services over the course of the decades, Barclays has been a net beneficiary of investors’ cash flows. When there is a flight to quality,

BARCLAYS GLOBAL INVESTORS

Host: Kerry O’Keefe

December 10, 2008/8:30 a.m. PST

cash flows tend to flow towards Barclays rather than away from them, and that’s why I highlighted the incremental £24 billion or so of deposits we saw in the first half of the year.

When we’re thinking about managing our daily liquidity now, it’s clearly true that liquidity management for all financial institutions became significantly harder following the failure of Lehman Brothers in September and the consequent breaking of one of the money market funds in the U.S. Consequent on that, the U.K. authorities and other authorities put in place significant liquidity facilities, and Barclays is able, should we need to, to take advantage of liquidity facilities made available to us by the Bank of England in the U.K., by the Fed through our U.S. operations, by the ECB through our Europe banking businesses.

So, should we need to, all of those are available to us. Strategy generally is not to make any more than judicious use of those sources. Clearly, we want to fund ourselves through our normal open-market operations, and I can happily report that we’ve been well able to do so.

One last point I would say is that, specifically in the U.K., in order to try to facilitate the reopening of the term money markets, the U.K. has offered to all of the extent U.K. banks the guarantee of the government for issuing

BARCLAYS GLOBAL INVESTORS

Host: Kerry O’Keefe

December 10, 2008/8:30 a.m. PST

term notes of duration between one week and three years. As part of our contribution to the reopening of those markets, Barclays issued the first such public guaranteed notes some weeks ago now when we issued a 3 billion euro, 3-year term note.

Subsequent to that, a number of other banks have issued government-guaranteed paper. In doing that, we’re seeking to demonstrate to ourselves and anyone else that we need to demonstrate it to that that market is there and is available for Barclays and for other banks to access, should that be helpful for us in the future.

G. King	Excellent. Thank you. Operator, I think we’re ready for some questions from the audience.

Moderator	Thank you. Our first question is from Caller 1. Your line is open.

Caller 1	Thanks, Mark, for doing the call. Did you all look at acquiring Lehman’s Opta ETN business?

M. Merson	Thank you for the question. You’ll be aware that we looked at acquiring more than just the businesses of Lehman Brothers that we ultimately

BARCLAYS GLOBAL INVESTORS

Host: Kerry O’Keefe

December 10, 2008/8:30 a.m. PST

ended up acquiring. In the run up to the Lehman failure on the Sunday night back in September, we did look very hard at acquiring substantially all of the Lehman Brothers businesses, not just in North America.

We were looking to exclude specific assets and exposures and specific business segments that we weren’t interested in acquiring, and you’ll be aware that we weren’t able to get those transactions done. Once Lehman had entered bankruptcy, we sought to acquire the businesses that we could and to make offers to the people supporting those businesses as well as we could, but it was not possible to cherry pick liabilities out of the bankruptcy. As an acquirer of specific businesses, we just could not cherry pick liabilities. We were only able to acquire capabilities and people for value transfers.

Caller 1	All right. Thank you.

Moderator	Our next question is from Caller 2. Your line is open.

Caller 2	Would you comment on essentially the interest rate or the cost of the notes that you’ve issued recently to increase the capital of the ETF holders, please? Apparently I’ve heard it’s very, very large, so can you comment on that? Maybe I’ve heard incorrectly.

BARCLAYS GLOBAL INVESTORS

Host: Kerry O’Keefe

December 10, 2008/8:30 a.m. PST

M. Merson	I hope I’m referring to the right thing here. When we issued our capital recently, we issued two forms of capital. One was the RCI, which, as I said, is a quasi preference share, and one was the mandatory convertible note that converts into equity mandatorily on the 30th of June, 2009.

The cost of the reserve capital instruments, which, as I say, is a quasi preference share, in coupon terms, is quite significant; I’d say a 14% coupon. That’s a taxable coupon, so the effective cost to Barclays is in the order of 10%. That clearly reflects the fact that the cost of equity for banks has gone up candidly. The reason why we were able to issue preference shares, or quasi preference shares, at all was because we chose this specific instrument, the RCI, which had shown some resilience to the bankruptcy proceedings of not just U.S. banks, but U.K. banks as well, specifically in the case of Northern Rock. The preference shares issued by Northern Rock have been nationalized, and their valuation is uncertain, but probably zero, quite possibly zero anyway. The RCIs are still paying.

We entered into a market for capital raising, which was a buyer’s market candidly, a market in which the natural preference share holders were not

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Host: Kerry O’Keefe

December 10, 2008/8:30 a.m. PST

looking to buy. Therefore, the cost of the notes that we’ve issued is a substantial cost by recent standards.

Caller 2	Why would you do that instead of using the government facility at a lesser cost?

M. Merson	The government facility was available at 12%, so the headline cost was a 2% reduction on the 14% that we actually ended up paying. The government preference shares weren’t tax deductible. So, once we take into account the tax deductibility, the cost to Barclays becomes lower. We also issued warrants with the reserved capital instrument.

So when you include the cost of the warrants, the cost to Barclays of the RCIs plus warrants and the government’s alternative is broadly equivalent. Our strong view was that raising capital from private sources was a preferable thing to do for the shareholders of Barclays, for the employees and customers of Barclays, and that’s the decision we took on the weekend of the 11th and 12th of October when that specific position set was available to us.

Caller 2	Thank you very much.

BARCLAYS GLOBAL INVESTORS

Host: Kerry O’Keefe

December 10, 2008/8:30 a.m. PST

G. King	Okay, great. Thanks, everyone. It sounds like hopefully the presentation you find to be very comprehensive. Thanks for your support of iPath. Have a nice morning.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Fund Distribution Company, an affiliate of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

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Host: Kerry O’Keefe

December 10, 2008/8:30 a.m. PST

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